May 18, 2023

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Form AW - Request for Withdrawal

Valkyrie ETF Trust II

Registration on Form N-1A

Post-Effective Amendment No. 17

(Registration Statement File Nos. 333-258722, 811-23725)

Ladies and Gentleman:

On behalf of Valkyrie Ethereum Strategy ETF (the “Fund”), a series of Valkyrie ETF Trust II (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 17 was originally filed with the Securities and Exchange Commission on May 12, 2023.

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Valkyrie ETF Trust ii

By:

     /s/ Nick Bonos

     Nick Bonos,

     President